SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of Apirl 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Key Financial And Performance Indicators For The First Quarter Of 2013 dated Apirl 26, 2013	A-1

1.2	Announcement of Connected Transaction dated Apirl 26, 2013	B-2

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

2

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 26, 2013	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2013

The unaudited financial data of the Group for the first quarter of 2013

•	Operating revenues were RMB77,818 million, representing an increase of 14.6% over the corresponding period of last year

•	Operating revenues excluding mobile terminal sales were RMB68,584 million, representing an increase of 10.1% over the corresponding period of last year

•	EBITDA was RMB24,927 million, representing an increase of 35.5% over the corresponding period of last year

•	Profit attributable to equity holders of the Company was RMB4,696 million, representing an increase of 10.0% over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2013.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2013 to 31 March 2013	For the period from 1 January 2012 to 31 March 2012	Increase/ (Decrease)
	(RMB million)	(RMB million)
		(restated)*
Operating revenues	77,818	67,932	14.6%
Operating revenues excluding mobile terminal sales	68,584	62,291	10.1%
Operating expenses
Depreciation and amortisation	(17,376)	(12,248)	41.9%
Network operations and support	(10,802)	(14,772)	(26.9%)
Selling, general and administrative	(18,261)	(14,186)	28.7%
Personnel expenses	(10,620)	(11,236)	(5.5%)
Other operating expenses	(13,208)	(9,341)	41.4%

Total operating expenses	(70,267)	(61,783)	13.7%

Operating profit	7,551	6,149	22.8%
Finance costs and others	(1,304)	(416)	213.5%

Profit before taxation	6,247	5,733	9.0%
Income tax	(1,525)	(1,439)	6.0%

Profit for the quarter	4,722	4,294	10.0%
Profit attributable to:
Equity holders of the Company	4,696	4,269	10.0%
Non-controlling interests	26	25	4.0%

	As at 31 March 2013	As at 31 December 2012
	(RMB million)	(RMB million)
Total Assets	535,857	545,072	(1.7%)
Total Liabilities	(265,205)	(279,042)	(5.0%)

Total Equity	270,652	266,030	1.7%

*	Certain figures for the first quarter of 2012 were correspondingly and retrospectively restated to include the impact of the acquisition of digital trunking business in the year 2012. Please refer to note 1 of the audited financial statements in the 2012 annual report for details.

Business Data

	As at 31 March 2013/ For the period from 1 January 2013 to 31 March 2013	As at 31 December 2012/ For the period from 1 October 2012 to 31 December 2012	As at 30 September 2012/ For the period from 1 July 2012 to 30 September 2012
Mobile Subscribers (Million)	168.03	160.62	152.62
of which 3G Subscribers (Million)	78.07	69.05	59.72
Net Add of Mobile Subscribers (Million)	7.41	8.00	8.44
of which Net Add of 3G Subscribers (Million)	9.02	9.33	8.76
Mobile Voice Usage (Billion Minutes)	137.85	137.29	131.79
Wireline Broadband Subscribers (Million)	93.18	90.12	86.96
Net Add of Wireline Broadband Subscribers (Million)	3.06	3.16	3.26
Local Access Lines in Service (Million)	161.70	163.00	165.96
including: Household (Million)	102.51	103.49	105.71
Government & Enterprise (Million)	39.06	38.74	38.44
Public Telephone (Million)	13.12	13.26	13.48
Wireless Local Access (Million)	7.01	7.51	8.33
Net Decrease of Local Access Lines in Service (Million)	(1.30)	(2.96)	(1.53)
Wireline Local Voice Usage (Billion Pulses)	36.61	40.43	43.94
Wireline Long Distance Usage (Billion Minutes)	8.22	9.70	10.76

For the first quarter of 2013, the mobile services continued to grow rapidly with fast expansion in mobile customer scale and revenues. The number of mobile subscribers reached a total of 168 million, of which 78.07 million were 3G subscribers. The net addition of mobile subscribers was 7.41 million for the first quarter and the average mobile service revenue per user per month (ARPU) was stable as compared to that for the full year of last year. Facing the challenges from the new Internet technology and the intensified mobile substitution, the number of local access lines in service of the Group declined by 1.30 million in the first quarter. Services like Internet access and data services continued its robust growth momentum, which effectively offset the impact of decline in the wireline voice services. The wireline broadband subscribers reached 93.18 million, representing a net addition of 3.06 million. The fundamentals of the overall wireline services continued to remain stable.

The Company’s operation was on track as planned for the first quarter of 2013. The operating revenues were RMB77,818 million, representing an increase of 14.6% from the same period of last year. Revenues from sale of mobile terminals were RMB9,234 million, an increase of 63.7% over the corresponding period of last year. Meanwhile, as a result of the corresponding significant increase in the costs of mobile terminals sold, other operating expenses increased by 41.4% over the same period of last year. The operating revenues excluding mobile terminal sales were RMB68,584 million, representing an increase of 10.1% from the same period of last year and continued to maintain robust growth. During the period, selling, general and administrative expenses of the Group increased by 28.7% over the corresponding period of last year mainly as a result of the Group’s appropriate increase in marketing initiatives for the profitable scale development of its mobile services. In addition, only about one month’s sales of iPhone were taken into account in last year’s comparative figures. The Company has successfully acquired the mobile network assets at the end of 2012, leading to significant savings in the mobile network capacity lease fee from this year onwards. Hence, the network operations and support expenses for the first quarter of 2013 decreased by 26.9% from the same period of last year. However, the depreciation and amortisation expenses, meanwhile, increased by 41.9%, which was mainly due to the depreciation for the newly acquired mobile network. As the Company acquired the mobile network assets substantially in the form of debt financing, the finance costs and others increased by 213.5% from the same period of last year. The personnel expenses for the first quarter of 2013 decreased by 5.5% from the same period of last year, mainly because of the performance-linked remuneration for the first quarter being affected by the decline in the profit of the previous quarter. The profit attributable to equity holders of the Company was RMB4,696 million, representing an increase of 10.0% from the same period of last year. EBITDA was RMB24,927 million, an increase of 35.5% from the same period of last year. EBITDA margin (EBITDA divided by the operating revenues excluding mobile terminal sales) was 36.3%, representing an increase of 6.8 percentage points from 29.5% in the same period of last year.

Currently, the tide of mobile Internet sweeps globally while the industrialisation and informatisation development is accelerating in China. Meanwhile, the intensifying market competition, uncertain regulatory environment and rapid development of new technology offer the Company not only development opportunities but also new challenges. The Group will firmly seize this valuable golden opportunity to persevere with the deepening of strategic transformation and closely monitor and proactively respond to advancement of new technology and changes in regulatory policies. The Group will also adhere to the Internet’s spirit of “openness, cooperation and innovation”, breaking away from the constraints of traditional telecommunications operation mindset. The Group will promote the business development through differentiation, motivate the innovative vitality of the employees through market-driven mechanism and promote scale development and profitability through dual-leadership in innovation and service. The Group will leverage the unswerving promotion of the strategy of “Three New Roles—a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development” to establish the unique and sustainable competitive strengths, so as to create more value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 26 April 2013

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONNECTED TRANSACTION

SUMMARY

The Company is pleased to announce that the Company and China Telecommunications Corporation entered into an agreement on 26 April 2013, pursuant to which the Company has agreed to sell and China Telecommunications Corporation has agreed to purchase 80% of the share capital in E-surfing Media, a subsidiary of the Company. Upon the Completion of the Disposal, E-surfing Media will cease to be a subsidiary of the Company.

The initial consideration for the disposal of the E-surfing Media Shares is RMB1,195 million (equivalent to approximately HK$1,494 million). The initial consideration will be concluded based on the valuation of the equity interests in E-surfing Media as at 31 December 2012 as filed for the state-owned assets appraisals. In addition, adjustment will be made to the initial consideration to arrive at the final consideration based on 80% of the change in the net book value of the net assets of E-surfing Media during the period from 31 December 2012 to the Completion date. China Telecommunications Corporation is required to settle the consideration in cash within 5 business days upon the Disposal Agreement becoming effective. The Company expects that all proceeds from the Disposal will be used as the Group’s general working capital.

LISTING RULES IMPLICATIONS

As of the date of this announcement China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company.

Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation is a connected person of the Company and the Disposal contemplated under the Disposal Agreement constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Disposal is less than 5%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Company will disclose the relevant details of the Disposal in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

BENEFITS OF AND REASONS FOR THE TRANSACTION

Upon the Completion of the Disposal, the Company expects to realise a gain of approximately RMB670 million (equivalent to approximately HK$840 million), which is calculated based on the difference between the initial consideration of the Disposal of RMB1,195 million (equivalent to approximately HK$1,494 million) and the Company’s 80% interests in the net book value of the net assets of E-surfing Media as at 31 December 2012 of approximately RMB525 million (equivalent to approximately HK$656 million). The final gain on the Disposal will be determined after the conclusion of, among others, the final consideration of the Disposal and the net book value of the net assets of E-surfing Media attributable to the Company as at the Completion date.

After the Completion of the transaction, E-surfing Media will become a subsidiary of China Telecommunications Corporation (a wholly domestically-owned company), which is beneficial to the retention and extension of the relevant permits for operating video service. In addition, E-surfing Media could leverage the resources edge of China Telecommunications Corporation and equity diversification to accelerate its business development. After the Disposal of E-surfing Media, the Company will continue to maintain close cooperation with E-surfing Media to promote the data traffic operation and the development of mobile internet service of the Company, so as to enhance the value of the Company.

Shareholders and potential investors should note that Completion of the Disposal is subject to the fulfillment of a number of conditions and therefore may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

INTRODUCTION

The Company is pleased to announce that the Company and China Telecommunications Corporation entered into an agreement on 26 April 2013, pursuant to which the Company has agreed to sell and China Telecommunications Corporation has agreed to purchase 80% of the share capital in E-surfing Media, a subsidiary of the Company. Upon the Completion of the Disposal, E-surfing Media will cease to be a subsidiary of the Company.

THE DISPOSAL AGREEMENT

Major terms of the Disposal Agreement are as follows:

Date:         26 April 2013

Parties:    Vendor:             The Company

                  Purchaser:         China Telecommunications Corporation

Consideration and Payment:

Pursuant to the Disposal Agreement, the initial consideration for the disposal of the E-surfing Media Shares is RMB1,195 million (equivalent to approximately HK$1,494 million). The initial consideration will be concluded based on the valuation of the equity interests in E-surfing Media as at 31 December 2012 as filed for the state-owned assets appraisals. In addition, adjustment will be made to the initial consideration to arrive at the final consideration based on 80% of the change in the net book value of the net assets of E-surfing Media during the period from 31 December 2012 to the Completion date. China Telecommunications Corporation is required to settle the consideration in cash within 5 business days upon the Disposal Agreement becoming effective. The Company expects that all proceeds from the Disposal will be used as the Group’s general working capital.

The Disposal was reached through arm’s length negotiations, on normal commercial terms and in the ordinary and usual course of business of the Group. The consideration of the Disposal was determined with reference to various factors including, among others, the net book value of the net assets of E-surfing Media as at 31 December 2012 of approximately RMB656 million (equivalent to approximately HK$820 million) and preliminary valuation of the 80% equity interests in E-surfing Media of approximately RMB1,195 million (equivalent to approximately HK$1,494 million) prepared by the professional valuers, the quality of the assets and financial and operational metrics of E-surfing Media, and the benefits of and reasons for the transaction as described below.

The net profit and loss before taxation attributable to E-surfing Media in 2011 and 2012 were loss of approximately RMB6.86 million (equivalent to approximately HK$8.57 million) and profit of approximately RMB59.80 million (equivalent to approximately HK$74.75 million), respectively.

The net profit and loss after taxation attributable to E-surfing Media in 2011 and 2012 were loss of approximately RMB5.21 million (equivalent to approximately HK$6.51 million) and profit of approximately RMB48.29 million (equivalent to approximately HK$60.36 million), respectively.

The above net profit and loss figures are calculated based on the respective requirements in accordance with the China Accounting Standards for Business Enterprises.

Conditions Precedent:

The transaction contemplated under the Disposal Agreement is conditional upon, among others:

1.	relevant shareholders’ resolution passed by the shareholders of E-surfing Media to approve the share transfer as set out in the Disposal Agreement; and

2.	written consent by all other shareholders of E-surfing Media to approve the share transfer as set out in the Disposal Agreement and to waive their pre-emptive rights.

Completion:

Completion of the Disposal will be effective upon the completion of the relevant business registration of the transfer of the E-surfing Media Shares, and in any event not later than 180 days from the date of the signing of the Disposal Agreement.

BENEFITS OF AND REASONS FOR THE TRANSACTION

Upon the Completion of the Disposal, the Company expects to realise a gain of approximately RMB670 million (equivalent to approximately HK$840 million), which is calculated based on the difference between the initial consideration of the Disposal of RMB1,195 million (equivalent to approximately HK$1,494 million) and the Company’s 80% interests in the net book value of the net assets of E-surfing Media as at 31 December 2012 of approximately RMB525 million (equivalent to approximately HK$656 million). The final gain on the Disposal will be determined after the conclusion of, among others, the final consideration of the Disposal and the net book value of the net assets of E-surfing Media attributable to the Company as at the Completion date.

After the Completion of the transaction, E-surfing Media will become a subsidiary of China Telecommunications Corporation (a wholly domestically-owned company), which is beneficial to the retention and extension of the relevant permits for operating video service. In addition, E-surfing Media could leverage the resources edge of China Telecommunications Corporation and equity diversification to accelerate its business development. After the Disposal of E-surfing Media, the Company will continue to maintain close cooperation with E-surfing Media to promote the data traffic operation and the development of mobile internet service of the Company, so as to enhance the value of the Company.

INFORMATION ON THE COMPANY

The Company is an integrated information full services operator and the world’s largest wireline telecommunications, CDMA mobile network and broadband services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services, and other related services in the PRC. As of the end of 2012, the Company has access lines in service of about 163 million, wireline broadband subscribers of over 90 million and mobile subscribers of about 161 million. The Company’s H shares and ADSs are listed on the Stock Exchange and the New York Stock Exchange, respectively.

INFORMATION ON E-SURFING MEDIA

E-surfing Media was established on 11 March 2011 and is a new media company primarily engaged in providing platform operating services for mobile Internet video and Internet video, offering video services for subscribers through extensive cooperation with content providers. At present, the number of paying subscribers is close to 14 million. The Company currently holds 80% equity interests in E-surfing Media.

INFORMATION ON THE PURCHASER

China Telecommunications Corporation is a state-owned enterprise engaged in the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunications support services and other businesses.

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company.

Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation is a connected person of the Company and the Disposal contemplated under the Disposal Agreement constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Disposal is less than 5%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Company will disclose the relevant details of the Disposal in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve the Disposal. The Board (including the independent non-executive Directors of the Company) is of the view that the Disposal has been entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the Disposal are fair and reasonable and in the interests of the Company and its shareholders as a whole. Save for Mr. Wang Xiaochu and Mr. Yang Jie who are directors of China Telecommunications Corporation and have voluntarily abstained from voting on the relevant board resolutions in respect of the Disposal Agreement, none of the Directors had a material interest in the transaction contemplated under the Disposal Agreement and no Director was required to abstain from voting on the relevant board resolutions to approve the Disposal Agreement.

Shareholders and potential investors should note that Completion of the Disposal is subject to the fulfillment of a number of conditions and therefore may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation ( ), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited ( ), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet access service business and information service business

“Completion”	Completion of the Disposal pursuant to the terms of the Disposal Agreement

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Disposal”	the disposal of the E-surfing Media Shares by the Company to China Telecommunications Corporation pursuant to the Disposal Agreement

“Disposal Agreement”	the disposal agreement dated 26 April 2013 entered into between the Company and China Telecommunications Corporation, pursuant to which the Company has agreed to sell and the Purchaser has agreed to purchase the E-surfing Media Shares

“E-surfing Media”	E-surfing Media Co., Ltd. ( ), a subsidiary of the Company, primarily engaged in providing platform operating services for mobile Internet video and Internet video, offering video services for subscribers through extensive cooperation with content providers. At present, the number of paying subscribers is close to 14 million

“E-surfing Media Shares”	80% equity interests in E-surfing Media

“Group”	the Company, together with all of it subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong ”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subsidiary”	has the meaning ascribed to it in the Listing Rules

This announcement contains translations between Renminbi and Hong Kong dollar amounts at HK$1.00=RMB0.80 for illustration purposes. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board
China Telecom Corporation Limited Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 26 April 2013

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.